AMEX:ROY	NR 06-21
TSX: IRC	November 2, 2006

INTERNATIONAL ROYALTY CORPORATION (IRC)

IS NOT AN INCOME TRUST

DENVER, COLORADO – November 2, 2006 - International Royalty Corporation (TSX: IRC, AMEX:ROY) (the "Company" or “IRC”) received a large volume of telephone calls yesterday from its shareholders concerning the announcement by the Canadian government of its intention to tax income trusts and the impact of this decision on IRC.   IRC is not and has never been an income trust and, therefore, this proposed legislation has no negative effect on the Company or its shareholders.  IRC is a growth-orientiated public company.  In order to achieve this strategy, significant capital retention is essential for new acquisitions.  Additionally, with the recent listing on the Amercian Stock Exchange, the Company intends to expand its shareholder base to include both U.S. and European investors.  Income Trusts are for the benefit of Canadian investors and offer little, if any, benefit to non-Canadian shareholders.

As reported in the Company’s September 25, 2006 press release IRC expects to receive an estimated US$22 million to US$35 million* in Voisey’s Bay royalty revenues corresponding to 2006 mine production.  As of June 30, 2006 IRC has received US$2.5 million in royalty revenues for 2006.  Based on royalties previously acquired and assuming a US$600/oz gold price, IRC’s gold royalty portfolio is expected to contribute additional revenues of approximately US$1.2 million in 2006, increasing to an estimated US$8.5 million in 2008.

About IRC

International Royalty Corporation (IRC) is dedicated to building a high margin, diversified royalty company. The jewel of our portfolio of over 60 royalties is a 2.7% NSR on the Voisey's Bay mine, which is expected to produce US$22 to US$35 million in revenues corresponding to 2006 mine production*. This royalty provides IRC with the resources to create and purchase royalties to achieve our initial goal of US$100 million in revenue.   IRC will issue a dividend upon receiving US$15 million in annual revenue.

*Using US$7.50/lb to US$12.50/lb nickel price assumptions and a constant US$3.00 per pound copper and US$15.00 per pound cobalt price.  IRC’s 2006 calendar-year production projections for the Voisey’s Bay mine assume Inco’s original forecasted refined metal production of 120 million pounds nickel, 65 million pounds of copper and 2.9 million pounds of cobalt.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC’s estimated revenues for the calendar year 2006 from (i) the Voisey’s Bay royalty, and (ii) IRC’s gold producing royalties and (iii) IRC’s development-stage gold royalties.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, nickel and gold, (ii) interpretation of royalty contract terms, (iii) accuracy of the operators’ projections and IRC’s interest, (iv) operators’ rated production capacities, (v) the mine developers’ ability to finance, receive permits for, obtain equipment, construct and operate the mines, (vi) the effects of weather; operating hazards; adverse geological conditions and global warming (vii) strikes including the impact of the Voisey’s Bay strike on production, work stoppages; availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it can not independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com